October 30, 2009

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, DC 20549-3628

Attention:	Patrick Gilmore, Accounting Branch Chief, Mail Stop 4561 David Edgar, Staff Accountant Kevin Dougherty, Staff Attorney
Matthew Crispino, Staff Attorney

Re:	NetSuite Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 13, 2009 Form 10-Q for the Quarterly Period Ended June 30, 2009
Filed August 10, 2009
File No. 001-33870

Ladies and Gentlemen:

NetSuite Inc. (the “Company”) hereby advises the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the Company has received the Staff’s letter dated October 20, 2009 (the “Comment Letter”), regarding the Commission’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009. The Comment Letter indicates that the Company must respond within ten (10) business days from the date thereof, or inform the Staff of when the Company would provide a response. As discussed on October 29, 2009, between Rezwan Pavri, the Company’s counsel at Wilson Sonsini Goodrich & Rosati, P.C., and Matthew Crispino of the Staff, the Company respectfully requests until November 10, 2009 to respond to the Comment Letter. Mr. Crispino indicated to Mr. Pavri that the Staff would be willing to grant this extension, and requested that the Company file this letter confirming the request for an extension with the Commission via EDGAR. The Company is committed to responding to the Comment Letter promptly and will provide a response to the Staff no later than November 10, 2009.

Securities and Exchange Commission

October 30, 2009

Should you have any questions regarding the request made herein, please do not hesitate to contact me at (650) 627-1159.

Thank you very much for your courtesy and cooperation in this matter.

Sincerely,

/s/ Douglas P. Solomon
Douglas P. Solomon Senior Vice President, General Counsel and Secretary

cc:	James McGeever – Chief Financial Officer Jeffrey D. Saper – Wilson Sonsini Goodrich & Rosati, P.C.
Richard A. Kline – Wilson Sonsini Goodrich & Rosati, P.C.